UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                                   OMB Approval
                                                   OMB Number:  3235-0145
                                                   Expires:  December 31, 2005
                                                   Estimated average burden
                                                   hours per response...11


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              Peoples Bancorp Inc.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    709789101
                                 --------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ X ] Rule 13d-1 (b)
                [   ] Rule 13d-1 (c)
                [   ] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (292)

                      CUSIP No. 709789 10 1       13G


1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Peoples Bank, National Association
         31-1278433

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         N/A                     (a) ___
                                 (b) ___

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

  NUMBER OF                5.       SOLE VOTING POWER
  SHARES
  BENEFICIALLY                      311,852 Shares*
  OWNED BY
  EACH REPORTING           6.       SHARED VOTING POWER
  PERSON WITH
                                    760,867 Shares*

                           7.       SOLE DISPOSITIVE POWER

                                    230,827 Shares*

                           8.       SHARED DISPOSITIVE POWER

                                    841,892 Shares*

           *The reporting person, and the officers and directors of the reporting person, disclaim beneficial ownership of all of these shares.

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,072,719

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10%

12. TYPE OF REPORTING PERSON*

         BK
                                *SEE INSTRUCTIONS


      Item 1(a).   Name of Issuer.
      ----------   ---------------
                    Peoples Bancorp Inc.

      Item 1(b).   Address of Issuer's Principal Executive Offices.
      ----------   ------------------------------------------------
                    P.O. Box 738
                    Marietta, Ohio 45750

      Item 2(a).   Name of Person Filing.
      ----------   ----------------------
                    Peoples Bank, National Association

      Item 2(b).   Address of Principal Business Office or, if none, Residence.
      ----------   ------------------------------------------------------------
                    P.O. Box 738
                    Marietta, Ohio 45750

      Item 2(c).   Citizenship.
      ----------   ------------
                    USA

      Item 2(d).   Title of Class of Securities.
      ----------   -----------------------------
                    Common Stock

      Item 2(e).   CUSIP Number.
      ----------   -------------
                      709789 10 1

      Item 3.
      -------
                The reporting person is a bank as defined in section 3(a) (6) of the Act (15 U.S.C. 78c).

      Item 4.   Ownership.
      -------   ----------
                  (a) Amount beneficially owned: 1,072,719

                  (b) Percent of Class: 10%

                  (c) Number of shares as to which such person has:

                        (i) Sole power to vote or to direct the vote:

                                    311,852

                        (ii) Shared power to vote or to direct the vote:

                                    760,867

                        (iii) Sole power to dispose or to direct the disposition of:

                                    230,827

                        (iv) Shared power to dispose or to direct the disposition of:

                                   841,892

                  (1) The reporting person, and the officers and directors of the reporting person, disclaim beneficial ownership of these shares.

                  (2) Based upon a total of 10,704,938 issued and outstanding shares.

        Item 5.   Ownership of 5% or Less of a Class.
        -------   -----------------------------------

                Not Applicable.

        Item 6.   Ownership of More than 5% on Behalf of Another Person.
        -------   ------------------------------------------------------
                 Certain of the trusts in which shares of the issuer are invested and for which the reporting person is Trustee provide for the grantor and/or beneficiaries to share in the direction of the dividends and proceeds from the sale of issuer securities. No individual trust holds more than 5% of the total issued and outstanding shares of the issuer.

        Item 7.   Identification and Classification of the Subsidiary Which
        ------- Acquired the Security Being Reported on by the Parent Holding Company.
                  -------------------------------------------------------------

                Not Applicable.

        Item 8.   Identification and Classification of Members of the Group.
        -------   ----------------------------------------------------------

                Not Applicable.

        Item 9.   Notice of Dissolution of Group.
        -------   -------------------------------
                Not Applicable.

        Item 10.  Certification.
        --------  -------------

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           The Peoples Bank, National Association

                           By:/s/  DAVID B. BAKER
                                  --------------------------------------------
                      Print Name:  David B. Baker
                                  --------------------------------------------
                           Its:    Executive Vice President
                                  --------------------------------------------

Dated:  As of January 20, 2004